UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7)*

TENET HEALTHCARE CORPORATION
 (Name of Issuer)

Common Stock, $0.05 par value per share
 (Title of Class of Securities)

88033G407
 (CUSIP Number)

Mark Horowitz
Co-President
Glenview Capital Management
767 Fifth Avenue, 44th Floor
New York, NY 10153
(212) 812-4700
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 14, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS
GLENVIEW CAPITAL MANAGEMENT, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
19,383,829 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
19,383,829 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,383,829 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.73% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Includes 25,728 Shares payable to Glenview Capital Management, LLC upon settlement of Restricted Stock Units.

(2) Based on a total of 103,474,203 Shares outstanding, which is the sum of (i) the 103,448,475 Shares reported as outstanding as of July 31, 2019 in the Company’s Form 10-Q, filed on August 5, 2019, and (ii) the 25,728 Shares issuable by the Company upon settlement of the Restricted Stock Units which have been added to the Shares reported as outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

SCHEDULE 13D

Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS
LARRY ROBBINS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
19,383,829 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
19,383,829 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,383,829 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.73% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) Includes 25,728 Shares payable to Glenview Capital Management, LLC upon settlement of Restricted Stock Units.

(2) Based on a total of 103,474,203 Shares outstanding, which is the sum of (i) the 103,448,475 Shares reported as outstanding as of July 31, 2019 in the Company’s Form 10-Q, filed on August 5, 2019, and (ii) the 25,728 Shares issuable by the Company upon settlement of the Restricted Stock Units which have been added to the Shares reported as outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

SCHEDULE 13D

Page 4 of 7 Pages

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 7 to Schedule 13D (“Amendment No. 7”) amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on January 19, 2016 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on February 1, 2016, Amendment No. 2 filed on August 18, 2017, Amendment No. 3 filed on September 13, 2017, Amendment No. 4 filed on January 22, 2018, Amendment No. 5 filed on February 2, 2018, and Amendment No. 6 filed on March 26, 2018 (collectively the “Schedule 13D”) relating to the Common Stock, par value $0.05 per share (the “Shares”), of Tenet Healthcare Corporation, (the “Issuer” or the “Company”), whose principal executive offices are located at 1445 Ross Avenue, Suite 1400, Dallas, Texas 75202.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.  Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The funds used for the purchase of the Shares reported in Item 5(c) of this Amendment No. 7 were derived from general working capital of Glenview Capital Opportunity Fund, which may have included margin account borrowings made in the ordinary course of business.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time.  Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein.  A total of approximately $28,635,489.39, including commissions, was paid to acquire the Shares purchased and reported in Item 5(c) of this Amendment No. 7.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a, b) As of the date hereof, each of Glenview Capital Management and Mr. Robbins may be deemed to share voting and dispositive power over 19,383,829 Shares, which equates to approximately 18.73% of the total number of Shares outstanding.  The beneficial ownership percentage is based on a total of 103,474,203 Shares outstanding, which is the sum of (i) the 103,448,475 Shares reported as outstanding as of July 31, 2019 in the Company’s Form 10-Q, filed on August 5, 2019, and (ii) the 25,728 Shares issuable by the Company upon settlement of the Restricted Stock Units which have been added to the Shares reported as outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

Of the 19,383,829 Shares reported herein: (A) 508,241 Shares are held for the account of Glenview Capital Partners; (B) 6,221,972 Shares are held for the account of Glenview Capital Master Fund; (C) 3,256,510 Shares are held for the account of Glenview Institutional Partners; (D) 4,617,416 Shares are held for the account of Glenview Offshore Opportunity Master Fund; and (E) 4,727,296 Shares are held for the account of Glenview Capital Opportunity Fund.  In addition, Glenview Capital Management is deemed to beneficially own 52,394 Shares, which includes 25,728 Shares issuable upon settlement of Restricted Stock Units.

SCHEDULE 13D

Page 5 of 7 Pages

(c)  Except for the transactions listed in Exhibit J hereto, all of which were effected in the open market in routine brokerage transactions, there have been no transactions in the Shares by the Reporting Persons during the past 60 days.

(d) Certain funds listed in Item 2 are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.  Such interest of Glenview Capital Master Fund relates to more than 5% of the Shares.

(e) This Item 5(e) is not applicable.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit J:  Schedule of Transactions for Item 5(c) of Amendment No. 7

SCHEDULE 13D

Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLENVIEW CAPITAL MANAGEMENT, LLC

By:	/s/ Mark J. Horowitz
Mark J. Horowitz
Co-President of Glenview Capital Management, LLC

LARRY ROBBINS

By:	/s/ Mark J. Horowitz
Mark J. Horowitz, attorney-in-fact for Larry Robbins

August 15, 2019

SCHEDULE 13D

Page 7 of 7 Pages

EXHIBIT J
SCHEDULE OF TRANSACTIONS

Name of Account	Date of Transaction	Nature of Transaction	Quantity of Shares	Weighted-Average Price per Share
Glenview Capital Opportunity Fund	7/24/2019	Purchase	200,000	$19.36[1]
Glenview Capital Opportunity Fund	7/25/2019	Purchase	600,000	$19.64[2]
Glenview Capital Opportunity Fund	7/26/2019	Purchase	27,424	$20.99[3]
Glenview Capital Opportunity Fund	8/13/2019	Purchase	173,235	$21.0928[4]
Glenview Capital Opportunity Fund	8/14/2019	Purchase	287,486	$19.9438[5]
Glenview Capital Opportunity Fund	8/14/2019	Purchase	2,953	$20.5799[6]
Glenview Capital Opportunity Fund	8/15/2019	Purchase	150,107	$19.3408[7]

1.
This price reflects the weighted average purchase price for open-market purchases of Shares made by the Reporting Persons on July 24, 2019 within a $1.00 range. The actual prices for these transactions range from $19.25 to $19.60, inclusive. The Reporting Persons further undertake to provide upon request by the Commission staff, the Issuer, or a security holder of the Issuer, full information regarding the number of Shares purchased at each separate price.

2.
This price reflects the weighted average purchase price for open-market purchases of Shares made by the Reporting Persons on July 25, 2019 within a $1.00 range. The actual prices for these transactions range from $19.2925 to $19.94, inclusive. The Reporting Persons further undertake to provide upon request by the Commission staff, the Issuer, or a security holder of the Issuer, full information regarding the number of Shares purchased at each separate price.

3.
This price reflects the weighted average purchase price for open-market purchases of Shares made by the Reporting Persons on July 26, 2019 within a $1.00 range. The actual prices for these transactions range from $20.93 to $21.00, inclusive. The Reporting Persons further undertake to provide upon request by the Commission staff, the Issuer, or a security holder of the Issuer, full information regarding the number of Shares purchased at each separate price.

4.
This price reflects the weighted average purchase price for open-market purchases of Shares made by the Reporting Persons on August 13, 2019 within a $1.00 range. The actual prices for these transactions range from $21.055 to $21.20, inclusive. The Reporting Persons further undertake to provide upon request by the Commission staff, the Issuer, or a security holder of the Issuer, full information regarding the number of Shares purchased at each separate price.

5.
This price reflects the weighted average purchase price for open-market purchases of Shares made by the Reporting Persons on August 14, 2019 within a $1.00 range. The actual prices for these transactions range from $19.55 to $20.545, inclusive. The Reporting Persons further undertake to provide upon request by the Commission staff, the Issuer, or a security holder of the Issuer, full information regarding the number of Shares purchased at each separate price.

6.
This price reflects the weighted average purchase price for open-market purchases of Shares made by the Reporting Persons on August 14, 2019 within a $1.00 range. The actual prices for these transactions range from $20.55 to $20.60, inclusive. The Reporting Persons further undertake to provide upon request by the Commission staff, the Issuer, or a security holder of the Issuer, full information regarding the number of Shares purchased at each separate price.

7.
This price reflects the weighted average purchase price for open-market purchases of Shares made by the Reporting Persons on August 15, 2019 within a $1.00 range. The actual prices for these transactions range from $19.145 to $19.57, inclusive. The Reporting Persons further undertake to provide upon request by the Commission staff, the Issuer, or a security holder of the Issuer, full information regarding the number of Shares purchased at each separate price.